EXHIBIT 99.1

Student Transportation Inc. Continues Growth in Oregon

Canby Joins Other Schools in State, Selects Service, Safety and Alternative Fueled Vehicles

WALL, N.J., May 24, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its subsidiary, Student Transportation of America Inc. (STA), has been awarded its third contract in Oregon with a new $3.1 million annual contract to provide school transportation services to the Canby School District beginning August 1, 2016. The district is located twenty miles southeast of Portland and serves approximately 5,000 students from eight schools in Canby and surrounding parts of Clackamas County. The initial five-year contract includes a renewal option and adds to the company’s regional density in the area where it will soon complete its first year of providing student transportation to Lake Oswego School District, and was recently awarded a contract for neighboring Tigard-Tualatin School District which will begin this July.

“When reviewing proposals for this contract, safety, reliability, driver training, and responsiveness were high priorities,” stressed Canby Superintendent of Schools Trip Goodall. “The service and performance history, company stability, and commitment to green fuel were other factors that weighed into our decision.”

STA will provide 49 brand new, state-of-the-art vehicles including 42 clean-burning propane fueled buses to replace the diesel fleet currently in use. The new vehicles will feature innovative safety and communications equipment and the latest technological advancements. The district requested camera surveillance systems on the vehicles and will also receive GPS tracking systems, two-way radios, front bumper crossing arms and Child Check-Mate systems as value-added features not required by the district.

The vehicles will be “SafeStop ready” allowing parents to utilize the innovative SafeStop™ school bus tracking app that connects parents and school officials with the vehicles transporting their students. Parents can sign up for the inclusive service as part of the agreement. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop and an alert and messaging center to avoid unnecessary phone calls to the school district.

“We are excited to be awarded this contract and look forward to providing the students, parents and administration of the Canby School District with great service this coming fall,” stated Don Kissell, Senior Vice President of Operations for STA in the Western Region. “Canby is a forward-thinking school district that was seeking new ideas for improved transportation of their students. They felt the new solutions we offered with alternative fuels, on-board technology, a wide-ranging communications plan and our unique company culture would not only benefit them but would also be well-received by the entire community. The majority of the new fleet we provide will be fueled by propane, an initiative for which our company has been an industry leader, and will reduce carbon emissions around the schools and within the community. The vehicles are also quieter, safer, and more reliable than what these districts are accustomed to. We are eager to begin working with the drivers and staff, welcoming them to our company and working as partners within the community. We are focused on the safety of our passengers and providing exceptional customer service.”

STA will hold informational sessions with current drivers and personnel who will be given the first opportunity to work for the company. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at CanbyQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contact:
Fred Buonocore
The Equity Group Inc.
(212) 836-9607
fbuonocore@equityny.com